Exhibit 99.1
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT
RESIGNATION AND APPOINTMENT OF EXECUTIVE DIRECTORS
AND OFFICERS
AND DELAY IN DESPATCH OF CIRCULAR
Resignation and appointment of executive directors and officers
The Board announces:
—	the resignation of Mr. Lin Xiaogang as an executive director, President, Chief Executive Officer of the Company and as a member of the Remuneration Committee of the Board effective 6th January, 2006; and

—	the appointment of Mr. Qi Yumin as an executive director, President, Chief Executive Officer of the Company and as a member of the Remuneration Committee of the Board effective 6th January, 2006.
Delay in despatch of circular
The date for despatch of the Circular in relation to the continuing connected transactions and the provision of financial assistance to/by connected persons will be postponed from Monday, 9th January, 2006 to a date falling on or before Friday, 27th January, 2006.
Resignation and appointment of executive directors and officers
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”, together with its subsidiaries, the “Group”) announces:
—	the resignation of Mr. Lin Xiaogang (“Mr. Lin”) as an executive director, President, Chief Executive Officer of the Company and as a member of the Remuneration Committee of the Board effective 6th January, 2006 due to personal reason; and

—	the appointment of Mr. Qi Yumin (“Mr. Qi”) as an executive director, President, Chief Executive Officer of the Company and as a member of the Remuneration Committee of the Board effective 6th January, 2006.

Mr. Lin has confirmed that there is no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of the Company in relation to his resignation.
The Board would like to express its appreciation for the contribution of Mr. Lin during his term of service and welcome Mr. Qi to the Board.
A brief biography of Mr. Qi is set out below.
Mr. Qi Yumin, age 46, was appointed as an executive director, President and Chief Executive Officer of the Company effective 6th January, 2006. Mr. Qi was appointed as a member of the Remuneration Committee of the Board on 6th January, 2006. Mr. Qi is a senior engineer. Since December 2005, Mr. Qi has been the Chairman and President of Huachen Automotive Group Holdings Company Limited (“Huachen”), the controlling shareholder of the Company. Mr. Qi has over 20 years’ experience in the heavy machinery industry in the People’s Republic of China (the “PRC”). Prior to joining Huachen, Mr. Qi has held offices as the Chairman and the general manager of Dalian Heavy Industries Co., Ltd. and the Chairman and the President of DHI.DCW Group Co., Ltd.. He was the Vice Mayor of Dalian Municipal Government from October 2004 to December 2005. Mr. Qi is currently a member of the National People’s Congress of the PRC (CPC) Dalian Committee and a member of the Chinese People’s Political Consultative Conference (CPPCC) Liaoning Provincial Committee.
Mr. Qi holds a bachelor degree in Engineering Science from Xi’an University of Technology and a master degree of Business Administration from Dalian University of Technology. In 2003, Mr. Qi was named as one of the “Ten Economic Persons of Dalian City”. Mr. Qi was awarded the titles of “Entrepreneur of Venture Enterprises of Dalian Province” and “Best Entrepreneur of National Machinery Industry” in 2004.
Mr. Qi is a director and the Chairman of Shenyang Brilliance JinBei Automobile Co., Ltd.. Save as disclosed above, Mr. Qi does not hold any position in any subsidiaries of the Company. He has not held any directorship in any listed public companies in the last three years.
Other than the relationship arising from his being an executive director of the Company and the Chairman and President of Huachen, Mr. Qi does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company.
As at the date of this announcement, Mr. Qi was not interested or deemed to be interested in any shares of the Company or underlying shares pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
The appointment of Mr. Qi as an executive director, President and Chief Executive Officer of the Company has no fixed term. Under the bye-laws of the Company, Mr. Qi will hold the office of director until the next following general meeting of the Company and will retire at that general meeting, but will become eligible for re-election. No service agreement has been entered into between the Company and Mr. Qi in relation to his appointment as an executive director, President and Chief Executive Officer of the Company. As an executive director, President and Chief Executive Officer of the Company and also a member of the Remuneration Committee of the Board, the emoluments of Mr. Qi will be determined by the Board with reference to his qualification, experience and responsibilities in the Group.
Delay in despatch of circular
Reference is made to the announcement by the Company dated 16th December, 2005 (the “Announcement”) relating to certain continuing connected transactions and the provision of financial assistance to/by connected persons (collectively the “Transactions”).

According to Rule 14A.49 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”), a circular relating to the Transactions (the “Circular”) has to be despatched to shareholders of the Company within 21 days after the publication of the Announcement, that is, on or before Monday, 9th January, 2006. As additional time is required to finalise the information to be contained in the Circular as required by the Listing Rules, an application for a waiver from strict compliance with Rule 14A.49 of the Listing Rules has been made to the Stock Exchange for postponement of the despatch of the Circular from Monday, 9th January, 2006 to a date falling on or before Friday, 27th January, 2006.
As at the date of this announcement (given that the resignation of Mr. Lin Xiaogang and the appointment of Mr. Qi Yumin take effect on the date of this announcement), the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Qi Yumin, Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang; one non-executive director, Mr. Wu Yong Cun; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 6th January, 2006